Exhibit 99.1

FOR IMMEDIATE RELEASE

Media Contacts	Media and Investor Contact
Marie Kennedy, (805) 372-3543	Charles Mosseri-Marlio, (401) 480 9729
Doreen Eaton, (805) 372-3417

Investor Contacts
Mary Kay Ladone, (847) 948-3371
Clare Trachtman, (847) 948-3085
Baxter and Flamel Technologies Announce Collaboration to
Formulate Longer Acting Forms of Blood Clotting Factors
     DEERFIELD, Ill and LYON, France, July 13, 2009 — Baxter International Inc. (NYSE: BAX) and Flamel Technologies, SA (NASDAQ: FLML) announced today that they have entered into agreement to formulate controlled release applications of blood clotting factor replacement therapies using Flamel’s Medusa® Technology. The work between the two companies will focus on developing longer-acting formulations with the objective of reducing the frequency of infusions required to treat blood clotting disorders in hemophilia. Pursuant to the agreement between the two companies, Flamel will receive technology access fees totaling €2.5 million. Baxter will pay all development costs for the program and have an exclusive right to negotiate a license to the Medusa platform.
     “We continue to develop and advance novel therapies that improve patient convenience by decreasing the frequency of infusions to help people living with hemophilia lead a more normal life,” said Hartmut J. Ehrlich, MD, vice president of global research and development in BioScience at Baxter. “We look forward to this partnership using Flamel’s Medusa® Technology as a novel approach to address this goal.”

     “We are pleased to be working with Baxter to develop longer-acting formulations of factor replacement therapies for hemophilia patients,” said Stephen H. Willard, Flamel’s chief executive officer. “Baxter is an ideal partner for these molecules due to its extensive expertise in the field. Our work with Baxter allows us to leverage our expertise in drug delivery to create solutions for the administration of intravenous formulations of therapeutic proteins. This program has the potential to develop more convenient solutions for people living with hemophilia, their families, and physicians.”
About Hemophilia
     There are two types of hemophilia: hemophilia A (sometimes called classical hemophilia) and hemophilia B (sometimes called Christmas disease). Both are caused by a low level or absence of one of the proteins in the blood (called factors) that control bleeding. Hemophilia A is caused by a deficiency of factor VIII, and hemophilia B is caused by a deficiency of factor IX.
     There is no difference between the two types of hemophilia, except that hemophilia B is about five times less common than hemophilia A. According to the World Federation of Hemophilia, more than 400,000 people in the world have hemophilia.
About Medusa
     The Medusa platform uses biodegradable polymers to adsorb therapeutic large molecules through hydrophobic interaction, with no loss of bioactivity, for controlled release applications. The Medusa polymer is amphiphilic and spontaneously forms stable nanoparticles in water. They are robust over a wide range of pH values and can be stored as either stable liquid or stable dry forms that can be easily reconstituted in water.

About Flamel Technologies
     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides and other molecules, without reduction in bioactivity. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for COREG CR®.
About Baxter
     Baxter International Inc., through its subsidiaries, develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. As a global, diversified healthcare company, Baxter applies a unique combination of expertise in medical devices, pharmaceuticals and biotechnology to create products that advance patient care worldwide.
This release includes forward-looking statements concerning expectations related to agreements entered into between Baxter International Inc. and Flamel Technologies, S.A. and Flamel’s Medusa Technology. The statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: risks that products in the development stage may not achieve scientific objectives or milestones; future actions of regulatory bodies and other governmental authorities, including the FDA and foreign counterparts; product quality or patient safety concerns; product development risks; the impact of competitive products and pricing; any impact of the commercial and credit environment on Baxter, Flamel or any of their customers and other risks identified in Baxter most recent filing on Form 10-K and other Securities and Exchange Commission filings, all of which are available on Baxter’s website, and in Flamel’s most recent Securities and Exchange Commission filing on Form 20-F. Neither Baxter nor Flamel undertakes to update its forward-looking statements.
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